02043070

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PE 6-30-02

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June, 2002
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

This Form 6-K consists of:

1. Notice of the resolutions adopted at the 95th Ordinary General Meeting of Shareholders of Matsushita Electric Industrial Co., Ltd. (the "registrant"); and

2. Newsletter to shareholders issued by the registrant regarding parent company operations (English translation); and

3. News release issued on June 18, 2002 by the registrant, commenting on media report about the registrant's consolidated financial results for the first quarter of the year ending March 31, 2003; and

4. News release issued on June 27, 2002 by the registrant, announcing an upward revision of its earlier forecast for non-consolidated (parent company alone) first half earnings for the current fiscal year, ending March 31, 2003; and

5. News release issued on June 27, 2002 by the registrant, announcing the approval of stock acquisition rights proposal at the ordinary general meeting of shareholders.

Document not attached hereto (as permitted by the General Instructions to Form 6-K):

Securities Report dated June 28, 2002 filed with the Ministry of Finance of Japan and with each stock exchange in Japan on which securities of the registrant are listed.

This report is filed annually pursuant to the Securities and Exchange Law of Japan and contains, among other things, the following information with respect to the registrant:

(a) Financial statements for the fiscal year ended March 31, 2002.

(b) Brief description of the business operations of the registrant.

No English translation, version or summary of this annual report has been prepared.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: S. Nakatani

Shigeru Nakatani, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: July 16, 2002

NEWSLETTER TO SHAREHOLDERS
with
the 95th business report

for

the fiscal year ended

March 31, 2002

(This is an English translation from Japanese of a newsletter circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd.

OSAKA, JAPAN

To Our Shareholders

Fiscal 2002 Business Results

During the year ended March 31, 2002 (fiscal 2002), the business environment fell into an extremely severe climate, due mainly to the negative effects of the global IT industry recession and the slowdown of U.S. economic growth, combined with the September 11 terrorist attacks. Within such an environment, Matsushita, in April 2001, started its mid-term business plan, "Value Creation 21," in order to transform Matsushita into a 21st century-oriented Super Manufacturing Company. Under the Groupwide slogan of "Deconstruction and Creation," Matsushita dynamically promoted restructuring of existing management structures, while undertaking various initiatives to spur future growth. Specifically, to create a "lean and agile Matsushita" that can respond quickly and properly to customer needs, the Company implemented a series of restructuring initiatives, including reforms of the domestic consumer sales and distribution structure, manufacturing innovation through IT utilization, strategic selection and integration of businesses and manufacturing locations to enhance profitability, employment restructuring initiatives such as the "Special Life Assistance program," research and development structural reforms to create competitive products, and promotion of strategic alliances with other enterprises.

[Consolidated Results]

Despite such efforts, under the aforementioned severe conditions, annual consolidated sales for fiscal 2002 declined 10% from the previous year, to ¥6,876.6 billion, due mainly to setbacks in domestic and overseas demand, and price declines caused by intensified competition.

In terms of earnings, the reduction of fixed costs and rationalization efforts in parts and materials purchasing were not sufficient to offset the effects of significant sales decreases and price declines, resulting in an operating loss of ¥211.8 billion. Furthermore, Matsushita incurred various restructuring charges, including ¥164.1 billion related to employment restructuring programs, as well as impairment losses associated with the integration of several manufacturing locations and a write-down on investment securities, resulting in a net loss of ¥431.0 billion.

[Non-Consolidated (Parent Company Alone) Results]

On a parent-alone basis, sales for fiscal 2002 declined 19% from the previous year, to ¥3,900.7 billion.

Regarding profit, despite efforts to improve overall management efficiency through such initiatives as the company-wide innovation campaign as part of "Value Creation 21," the effects of significant sales decreases and price declines resulted in a recurring loss of ¥42.4 billion. Furthermore, Matsushita incurred non-recurring losses, including ¥130.5 billion for business restructuring expenses related mainly to employment restructuring initiatives and the restructuring of domestic operations and distribution divisions, as well as ¥81.5 billion related to a write-down on investment securities. As a result, the Company recorded a net loss of ¥132.4 billion for fiscal 2002.

Initiatives to Achieve a Recovery in Profits

During fiscal 2003, Matsushita will make all-out efforts to achieve a prompt recovery in business results by launching and implementing aggressive marketing campaigns around competitive products, called "V-products," that have the potential to capture the top share in high-volume markets and make a significant contribution to the Company's business.

At the same time, Matsushita will work further to recover profitability by shortening lead-times, cutting inventory, lowering parts and material costs, and reducing capital investment. These efforts, combined with the effects of structural reforms implemented during fiscal 2002, are expected to result in a significant recovery in profits.

Optimizing Matsushita's Groupwide Structure

The 21st century sees the rapid evolution of a "ubiquitous digital networking society," where information is exchanged via networks anywhere, anytime. Moreover, it will become imperative for corporations to pursue harmonious coexistence with the global environment. Recognizing such needs of the new era, Matsushita seeks to establish an optimum Groupwide structure aimed at greater-than-ever contribution to society and enhancement of corporate value. As a concrete step toward attaining this, Matsushita will transform five of its Group companies (Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.) into wholly-owned subsidiaries of Matsushita via share exchanges, effective October 1, 2002. This will be followed by Groupwide business and organizational restructuring, scheduled for January 1, 2003, whereby Matsushita will clarify its business domains as strategic units, and establish an integrated operational structure that covers everything from product development and manufacturing to sales, thereby ensuring autonomous and self-completive management in each domain.

To counter intensifying borderless competition, Matsushita will delegate substantial decision-making authority to overseas locations, thereby pursuing speedy and low-cost management from a global perspective.

Finally, we are firmly determined to reestablish Matsushita's strengths through a swift V-shaped recovery in our business performance, while adhering to the basic management philosophy of "Customer First."

I would like to thank all our shareholders for your continued support.

June 2002

Sincerely,

Kunio Nakamura

Kunio Nakamura
President

Value Creation 21 — Realizing the Dream

Commitment to a V-shaped Recovery and Acceleration of Growth

Despite the unsatisfactory business results for fiscal 2002, Matsushita actively promoted various restructuring initiatives to pave the way for future growth. These initiatives included reforms of the domestic consumer sales and distribution structure, manufacturing innovation, R&D structural reforms, and employment restructuring initiatives, all expected to bring about desired effects during fiscal 2003. Building on such initiatives, the Company has been taking further actions to achieve a V-shaped business recovery in fiscal 2003, and is accelerating growth strategies and improving the quality of customer-oriented management, as outlined below.

1. Initiatives to Achieve a V-shaped Recovery

Goals for fiscal 2003 are at least a 3% increase in net sales from the previous year and an operating profit of ¥100 billion.

[1] Recapture of Leading Market Share Through V-products

To bring about a V-shaped recovery, Matsushita is working to augment sales by introducing competitive V-products in high-volume markets, that contribute to overall Company performance. In this initiative, Matsushita's emphasis is placed on strengthening technology, design and quality to create products that will be the customers' first choice in the marketplace, state-of-the-art products, and products that leave a lasting impression. During fiscal 2003, the Company plans to introduce 88 such products, for which it will launch the most active sales promotion and advertising campaigns to date, aimed at disseminating their attractiveness and value to customers.

[2] Promotion of Global Strategies

Aiming at a leap in the 21st century, the Company places emphasis on its overseas strategy. As a vital element in realizing overall growth, Matsushita seeks to attain double-digit growth in overseas sales. To achieve this target, Matsushita will build a speedy and low-cost global management structure to ensure that each regional management unit can respond to local needs with greater flexibility. At the same time, under the global marketing strategy, the Company plans to launch the previously mentioned V-products concurrently in various markets worldwide.

2. Acceleration of Growth Strategies

With the advance of digital and information technology, convergence of product functions and digital networking will be increasingly accelerated, creating new markets. Taking this business opportunity to spur new growth, Matsushita will shift its management focus from "deconstruction" to "creation," with particular focus on high-growth business areas.

As part of this strategy, Matsushita will implement a comprehensive Groupwide business and organizational restructuring, by which the Company will eliminate both counterproductive duplication of business lines within the Group and the separation of manufacturing and sales functions, two factors that previously hindered growth, in order to establish an optimum and self-completive management structure in each business domain that is fully responsible for customer satisfaction.

[1] Clarifying Business Domains

In the above Groupwide restructuring, the Company will identify 14 business domains as strategic business units. In line with the policy to eliminate overlapping of business lines within the Group, concentrate Groupwide R&D resources, and establish an integrated operational structure that covers everything from product development and manufacturing to sales, Matsushita will accelerate growth strategies and establish a responsible management system in each business domain.

[2] Comprehensive Restructuring

In October 2002, Matsushita will transform five of its Group companies (Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.) into wholly-owned subsidiaries of Matsushita. Following this, in January 2003, Matsushita will comprehensively realign the Group's business and organizational structures to achieve compatibility between business domains and the overall organization.
This new management structure will facilitate development and implementation of new growth strategies, clarify tasks and responsibilities of individual employees, and empower them to interact more closely with customers, thereby realizing autonomous management.
To realize further growth, Matsushita will seek to transform itself into a Super Manufacturing Company, with a business model capable of offering a wide variety of services that address to increasingly diversified customer demands.

3. Initiatives to Improve Management Quality

Through the aforementioned initiatives, Matsushita will review all of its activities from a customer standpoint, aiming to become a "lean and agile Matsushita."

[1] Improving Management Quality

Within the management quality improvement initiative, Matsushita is introducing cell-style production, lowering parts and materials costs, and reducing inventory, integrating these initiatives into supply chain management (SCM). Based on the principle of listening and responding to customers, the Company will establish an optimal management system capable of sharing real-time demand information, as well as managing orders, production, and sales on a weekly basis to provide customers with desired items of the highest quality at affordable prices in a timely manner.

[2] Strengthening Management Structure

The Company also seeks to improve cash flow through further comprehensive efforts to lower costs and slim assets.

Financial Summary

(Millions of yen, except per common share information)

Fiscal period	Years ended March 31,		
	2000	2001	2002
Sales	¥4,553,223	¥4,831,866	¥3,900,790
Recurring profit (loss)	113,536	115,494	(42,480)
Net income (loss)	42,349	63,687	(132,410)
Net income (loss) per common share [yen]	20.53	30.63	(63.79)
Cash dividends per common share [yen]	12.50	12.50	10.00
Capital	209,708	210,994	258,737
Total assets	4,483,829	4,599,528	4,565,972
Shareholders' equity	2,574,853	2,716,690	2,553,374
Shareholders' equity per common share [yen]	1,248.31	1,306.37	1,225.39

(Notes) 1. Amounts less than 1 million yen have been omitted, except per common share information.

2. Net income (loss) per common share amounts were calculated using the average number of shares outstanding during each fiscal period, while shareholders' equity per common share amounts were based on the number of shares outstanding at the end of each period. From fiscal 2002, the average number of shares outstanding during a period and the number of shares outstanding at the end of a period do not include treasury stock.

Editor's notes:

1. This Newsletter contains both consolidated and non-consolidated (parent company alone) financial statements, in accordance with generally accepted practices in Japan. Readers of this English edition should not confuse the two kinds of financial statements. (For more details of consolidated financial and operating results, please see Matsushita's Annual Report, which will be published separately in July.)
2. In accordance with regulations concerning financial documents under the Japanese Commercial Code, all amounts less than 1 million yen have been omitted from the financial statements in this newsletter. Similarly, amounts less than one-tenth of a billion yen are truncated in cases where amounts are provided in billions of yen.
3. Certain information, including product advertising in the Japanese market, has been omitted from this newsletter (English edition).

Sales Breakdown

Fiscal period	Years ended March 31,		
	2000	2001	2002
AVC Networks	47%	47%	48%
Video and Audio Equipment	14	13	14
Information and Communications Equipment	33	34	34
Home Appliances	17%	17%	17%
Industrial Equipment	8%	8%	7%
Components and Devices	28%	28%	28%
Total	100%	100%	100%

Major Products

Categories		Major products
AVC Networks	Video and Audio Equipment	Videocassette recorders (VCRs), camcorders and related equipment, digital still cameras, color TVs, TV/VCR combination units, LCD TVs, PDP TVs, DVD players, compact disc (CD), Mini Disc (MD) players and Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electronic musical instruments, satellite broadcast receivers and related equipment, etc.
	Information and Communications Equipment	Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers, printers, copying machines, CRT and liquid-crystal displays, CD-ROM, DVD-ROM/RAM and other optical disc drives, HDDs and other computer peripherals, CATV systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other car AV equipment, etc.
Home Appliances		Refrigerators, room air conditioners, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, infrared ray warmers, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems equipment, bath and sanitary equipment, electric lamps, bicycles, photographic flash units, fire extinguishers, etc.
Industrial Equipment		Electronic-parts-mounting machines, industrial robots, welding machines, electronic power distribution equipment, ventilation and air-conditioning equipment, vending machines, electronic measuring instruments, medical equipment, etc.
Components and Devices		Semiconductors, electronic tubes, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, LCD devices, electric motors, micro motors, compressors, dry batteries, storage batteries, solar batteries, battery chargers, non-ferrous metals, etc.

Balance Sheets (Summary)

(As of March 31)

	Yen (millions) 2002	2001
Assets		
Current assets	1,759,207	1,839,756
Cash and deposits	736,022	665,373
Trade receivables (notes and accounts)	569,635	729,733
Short-term marketable securities	2,973	2,315
Inventories	200,405	220,536
Deferred tax assets	127,453	101,025
Other current assets	127,147	126,392
Allowance for doubtful receivables	(4,430)	(5,620)
Fixed assets	2,806,764	2,759,772
Tangible fixed assets	465,202	329,162
Intangibles	30,468	22,887
Investments	2,311,093	2,407,722
Securities	595,885	698,583
Shares of subsidiaries	1,361,915	1,499,976
Deferred tax assets	286,276	93,587
Other investments	67,017	115,574
Total assets	4,565,972	4,599,528

	2002	2001
Liabilities and Shareholders' Equity		
Current liabilities	1,395,272	1,377,589
Trade payables (notes and accounts)	430,285	593,024
Other payables and accrued expenses	262,443	272,082
Bonds (to be redeemed within 1 year)	125,267	–
Convertible bonds (to be redeemed within 1 year)	–	98,708
Other current liabilities	577,276	413,774
Long-term liabilities	617,324	505,248
Bonds	300,000	125,267
Convertible bonds	97,744	97,744
Employee retirement and severance benefits	218,090	222,424
Other long-term liabilities	1,490	59,813
Total liabilities	2,012,597	1,882,838
Capital	258,737	210,994
Statutory reserves	394,136	335,387
Retained earnings	1,951,308	2,109,969
[Net income (loss) for period	(132,410)	63,687]
Unrealized holding gains of available-for-sale securities, etc.	41,377	60,338
Treasury stock	(92,184)	–
Total shareholders' equity	2,553,374	2,716,690
Total liabilities and shareholders' equity	4,565,972	4,599,528

(Notes) 1. The figures for each account are in millions of yen after omitting fractional figures.
2. Accumulated depreciation of tangible fixed assets for fiscal 2002 ······¥1,377,616 million
3. Net income (loss) per common share ······¥(63.79)
4. Of the total net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1, Item 6 of the Japanese Commercial Code is ¥41,377 million.

Statements of Operations (Summary)

	(Year ended March 31) Yen (millions)	
	2002	2001
Sales	3,900,790	4,831,866
Cost of sales	(3,344,354)	(4,101,269)
Selling, general and administrative expenses	(649,389)	(653,962)
Operating profit (loss)	(92,952)	76,634
Non-operating income	110,392	95,333
Non-operating expenses	(59,920)	(56,473)
Recurring profit (loss)	(42,480)	115,494
Non-recurring income	3,381	8,031
Non-recurring loss	(215,097)	(48,244)
Income (loss) before income taxes	(254,197)	75,281
Provision for income taxes		
Current	(240)	(30,200)
Deferred	122,026	18,605
Net income (loss)	(132,410)	63,687
Unappropriated retained earnings brought forward from the previous period	42,891	40,611
Interim dividend	(12,994)	(12,995)
Appropriation to legal reserve	–	(319)
Unappropriated retained earnings (deficit) at end of period	(102,513)	90,984

(Note) Amounts less than 1 million yen have been omitted.

Allocation of Profit

	(Year ended March 31) in Yen	
	2002	2001
Unappropriated retained earnings (deficit) at end of period	(102,513,712,468)	90,984,736,795
Transfer from reserve for dividends	8,000,000,000	–
Transfer from contingency reserve	145,000,000,000	–
Total	50,486,287,532	90,984,736,795
To be allocated as follows:		
Legal reserve	–	2,374,718
Year-end dividend	7,813,954,482 (¥3.75 per share)	12,995,419,213 (¥6.25 per share)
Directors' bonuses	–	240,000,000
Corporate Auditors' bonuses	–	18,000,000
Reserve for advanced depreciation	1,480,432,971	1,837,691,774
Contingency reserve	–	33,000,000,000
Unappropriated retained earnings carried forward to next period	41,191,900,079	42,891,251,090

(Notes) 1. An interim dividend in the aggregate of ¥12,994,691,182 (¥6.25 per share) was distributed (payable December 10, 2001).
2. The reserve for advanced depreciation is based on the provisions of special taxation measures law.

Corporate News

Collaborative Agreement on Consumer Electronics with TCL Holdings (China)

Matsushita and TCL Holdings (TCL) agreed to enter into a collaborative relationship in the consumer electronics business field. The two companies are considering such areas as technological development, manufacturing, marketing routes, and component procurement. By combining Matsushita's advanced technology and product development capabilities in consumer electronics with TCL's considerable manufacturing and sales capabilities in the Chinese market, the two companies aim to achieve mutual benefits. Matsushita's Value Creation 21 plan stresses the need for expansion of overseas sales, particularly in China, as one of its primary targets, and this agreement with TCL is expected to make significant contributions to the realization of this target.

Basic Specifications Established for Large Capacity Optical Disc Recording "Blu-ray Disc" Format

Nine leading Japanese companies, including Matsushita, Hitachi, Ltd., Pioneer Corporation, Sharp Corporation and Sony Corporation, jointly established basic specifications for a next-generation large capacity optical disc video recording format called "Blu-ray Disc." The format was developed in response to increasing consumer demand for large capacity recording, driven by the onset of high-definition digital TV broadcasting and other needs of the broadband era. The "Blu-ray Disc" enables 2 hours or more of high quality recording on a single-layer one-sided disc. Furthermore, the disc features improved search and editing capabilities.

Commencement of Home Healthcare Services in Japan

Matsushita has commenced Internet-based telehomecare services in Japan, with a system that electronically links homes with medical institutions, enabling patients at home to provide doctors with information on their physical condition and obtain necessary instruction from the doctors. This system, which will be marketed to medical institutions, local government agencies and corporate health insurers, is expected to contribute to early detection of illnesses, improved lifestyles, and the sharing of information between patients and medical providers.

High-Storage Datacasting Interactive ePService Commenced

In July 2002, ePCorporation and ePBroadcast Corporation, jointly established by Matsushita and other Japanese corporations, will commence the world's first high-storage datacasting interactive service, called eP service. This service integrates the merits of a digital broadcast, which provides a large volume of information simultaneously to a wide audience, the Internet, which allows individuals to retrieve desired information on demand, and a large capacity hard disk drive for information storage. By combining these three features into a single system, the integrated media needs of the 21st century will be met. Thus, eP service is expected to make possible a new lifestyle centered around the TV, a revolution greater than the invention of the remote control.

Matsushita Receives Several Environmental Awards

In the Energy Conservation Contest 2001 held by the Energy Conservation Center of Japan, Matsushita was honored with the Economy, Trade and Industry Minister's Award for its new refrigerator and semiconductor. Also, the Japan Industrial Journal presented the 11th Global Environment Grand Prize to Matsushita. This award was given in recognition of Matsushita's Groupwide commitment to environmental protection in all aspects of its activities, including the establishment of the Environmental Vision, covering long-term issues over the next ten years, and the Company's action plan, called Green Plan 2010.

The 10th K. Matsushita Flower Expo Commemorative Prize Award Ceremony

The Konosuke Matsushita Flower Expo Commemorative Prize, established in 1992 with the aims of passing on to future generations the philosophy of the Flower EXPO '90, have honored individuals and groups who made outstanding achievements in academic research or made practical efforts to promote harmonious coexistence between nature and society. During the past decade, Prizes were awarded to a total of 36 individuals and 3 groups. This year, to celebrate the 10th anniversary of the Prize, a forum was organized, highlighted by lectures and visual presentations.

Consolidated Financial Information

Financial Summary

(Millions of yen, except per common share information)

Fiscal period	Years ended March 31,		
	2000	2001	2002
Sales {Domestic sales} {Overseas sales}	¥7,299,387 {3,698,181} {3,601,206}	¥7,681,561 {4,033,785} {3,647,776}	¥6,876,688 {3,348,353} {3,528,335}
Income (loss) before income taxes	218,605	100,735	(548,009)
Net income (loss)	99,709	41,500	(431,007)
Net income (loss) per common share [yen]	46.36	19.56	(207.65)
Total assets	7,955,075	8,156,288	7,627,159
Stockholders' equity	3,684,329	3,772,680	3,243,084
Stockholders' equity per common share [yen]	1,786.39	1,814.42	1,556.39

Sales Breakdown

Fiscal period	Years ended March 31,		
	2000	2001	2002
AVC Networks	56%	56%	59%
Video and Audio Equipment	23	23	26
Information and Communications Equipment	33	33	33
Home Appliances	18%	17%	17%
Industrial Equipment	5%	6%	4%
Components and Devices	21%	21%	20%
Total	100%	100%	100%

(Notes) 1. Consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles.

2. From fiscal 2002, the Company has applied the Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133."
From fiscal 2001, the Company has applied SFAS No.115 in accounting for certain investments in debt and equity securities.
The Company's consolidated balance sheets for prior years have been restated to reflect SFAS No.115.

3. Net income (loss) per common share amounts are calculated on a diluted basis.

4. Number of consolidated companies: 304 (at end of fiscal 2002)
Number of companies reflected on the equity method: 46 (〃)

5. Amounts less than 1 million yen have been omitted, expect per common share information.

Consolidated Balance Sheets (Summary)

	(As of March 31) Yen (millions)	
	2002	2001
Assets		
Current assets	3,842,031	4,317,949
Cash and cash equivalents	899,769	848,878
Time deposits	521,333	527,145
Short-term investments	11,849	11,421
Trade receivables (notes and accounts)	1,086,937	1,396,078
Inventories	834,608	1,047,615
Other current assets	487,535	486,812
Noncurrent receivables	316,230	246,419
Investments and advances	1,331,401	1,511,337
Property, plant and equipment, net of accumulated depreciation	1,440,271	1,578,061
Other assets	697,226	502,522
Total assets	7,627,159	8,156,288
Liabilities and Stockholders' Equity		
Current liabilities	2,486,076	2,692,787
Short-term borrowings	508,064	548,459
Trade payables (notes and accounts)	546,445	677,723
Other current liabilities	1,431,567	1,466,605
Long-term debt	691,892	541,541
Other long-term liabilities	739,876	581,471
Minority interests	466,231	567,809
Common stock	258,737	210,994
Capital surplus	682,848	621,267
Legal reserve	82,354	88,251
Retained earnings	2,461,963	2,924,071
Accumulated other comprehensive income (loss)	(150,633)	(71,164)
Treasury stock	(92,185)	(739)
Total liabilities and stockholders' equity	7,627,159	8,156,288

(Note) Accumulated other comprehensive income (loss) breakdown :

	Yen (millions)	
	2002	2001
Cumulative translation adjustments	(51,287)	(150,027)
Unrealized holding gains of available-for-sale securities	50,888	78,863
Unrealized gains of derivative instruments	128	–
Minimum pension liability adjustments	(150,362)	–

Consolidated Statements of Operations (Summary)

	(Year ended March 31) Yen (millions)	
	2002	2001
Sales	6,876,688	7,681,561
Cost of sales	(5,134,077)	(5,481,314)
Selling, general and administrative expenses	(1,954,418)	(2,011,843)
Operating profit (loss)	(211,807)	188,404
Other income (deductions) :		
Interest income	33,556	43,712
Dividends received	9,162	12,237
Interest expense	(41,213)	(43,538)
Restructuring charges	(164,056)	(100,195)
Write-down of investment securities	(92,806)	(5,330)
Other income (loss), net	(80,845)	5,445
Income (loss) before income taxes	(548,009)	100,735
Provision for income taxes	57,211	(49,861)
Minority interests	59,732	(22,125)
Equity in earnings of associated companies	59	12,751
Net income (loss)	(431,007)	41,500

(Note) 1. *Restructuring charges include expenses associated with the implementation of the regional-based employee remuneration system and special early retirement programs.*
Other income (loss), net for fiscal 2002 includes business restructuring expenses, such as impairment losses and other expenses associated with the closure or integration of several manufacturing locations.

Consolidated Statements of Cash Flows (Summary)

	(Year ended March 31) Yen (millions)	
	2002	2001
Cash flows from operating activities	76,864	392,452
Cash flows from investing activities	(69,766)	(582,588)
Cash flows from financing activities	29,461	(112,726)
Effect of exchange rate changes on cash and cash equivalents	14,332	35,478
Net increase (decrease) in cash and cash equivalents	50,891	(267,384)
Cash and cash equivalents at beginning of the year	848,878	1,116,262
Cash and cash equivalents at end of the year	899,769	848,878

Disclaimer Regarding Forward-Looking Statements

This Newsletter includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Newsletter do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this Newsletter (June 2002). Investors are advised to consult any further disclosures by The Company in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the Euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the share exchanges with five subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group's financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies, or accounting rules.

Outline of the Company (as of March 31, 2002)

Name in English:	Matsushita Electric Industrial Co., Ltd.
Corporate Headquarters:	1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan Telephone: 81-6-6908-1121
Date of Incorporation:	December 15, 1935 (founded on March 7, 1918)
Capital:	¥258,737 million
Number of Employees:	49,513 (parent company alone)

www.panasonic.co.jp/global

Products of Matsushita Electric are sold and serviced in more than 170 countries under these brand names:

National / Panasonic / Technics / Quasar

(Printed in Japan on recycled paper)

(TRANSLATION)

June 27, 2002

Matsushita Electric Industrial Co., Ltd.

To Our Shareholders:

Notice of Resolutions adopted at
the 95th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company's 95th Ordinary General Meeting of Shareholders held today.

Matters reported:

The business report, balance sheet and statement of operations with respect to the 95th fiscal period from April 1, 2001 to March 31, 2002:

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 95th fiscal period:

The above bill was approved and passed as proposed, and in consideration of the business results, the year-end cash dividend in the amount of 3.75 yen per share of common stock was determined. Accordingly, total dividends for the year, including the interim dividend already paid, were 10.00 yen per share of common stock.

Bill No.2:

To make partial amendments to the Company's Articles of Incorporation:

The above bill was approved and passed as proposed, whereby the following amendments to the Articles of Incorporation have been made:

- In order to prepare for future business expansion, new business purposes of the Company have been added to include the provision of various services utilizing the Internet and businesses related to nursing care.
- Pursuant to the "Law On Amendments to or Concerning the Commercial Code and other relevant laws" effective as of October 1, 2001, the number of shares constituting one unit of shares has been amended to the number of shares constituting one new unit (tangen) of shares; provisions for non-issuance of certificate of shares constituting less than one unit of shares have been newly included; provisions for par value shares and retirement of shares have been deleted; and necessary amendments have been made to the provisions for the

quorum for election of directors and corporate auditors.

- Pursuant to the "Law On Amendments to the Commercial Code and other relevant laws" effective as of April 1, 2002, amendments have also been made so that the register of shareholders may be recorded in digital format, and shareholders may submit a power of attorney to the Company by themselves, upon exercise of voting rights through a proxy, together with certain language changes.

Bill No. 3:

To approve the Share Exchange Agreement between the Company and Matsushita Communication Industrial Co., Ltd.:

The above bill was approved and passed as proposed, whereby Matsushita Communication Industrial Co., Ltd. (MCI) shall become a wholly-owned subsidiary of the Company, effective October 1, 2002. Upon the share exchange, the Company shall issue or transfer, as the case may be, shares to shareholders of MCI at the ratio of 2.884 shares of common stock of the Company per each share of common stock of MCI, provided, however, that no shares of the Company shall be allotted to the shares of MCI held by the Company.

Bill No. 4:

To approve the Share Exchange Agreement between the Company and Kyushu Matsushita Electric Co., Ltd.:

The above bill was approved and passed as proposed, whereby Kyushu Matsushita Electric Co., Ltd. (KME) shall become a wholly-owned subsidiary of the Company, effective October 1, 2002. Upon the share exchange, the Company shall issue shares to shareholders of KME at the ratio of 0.576 shares of common stock of the Company per each share of common stock of KME, provided, however, that no shares of the Company shall be allotted to the shares of KME held by the Company.

Bill No. 5:

To approve the Share Exchange Agreement between the Company and Matsushita Seiko Co., Ltd.:

The above bill was approved and passed as proposed, whereby Matsushita Seiko Co., Ltd. (MS) shall become a wholly-owned subsidiary of the Company, effective October 1, 2002. Upon the share exchange, the Company shall issue shares to shareholders of MS at the ratio of 0.332 shares of common stock of the Company per each share of common stock of MS, provided, however, that no shares of the Company shall be allotted to the shares of MS held by the Company.

Bill No. 6:

To approve the Share Exchange Agreement between the Company and Matsushita Kotobuki Electronics Industries, Ltd.:

The above bill was approved and passed as proposed, whereby Matsushita Kotobuki Electronics Industries, Ltd. (MKEI) shall become a wholly-owned subsidiary of the Company, effective October 1, 2002. Upon the share exchange, the Company shall issue shares to shareholders of MKEI at the ratio of 0.833 shares of common stock of the Company per each share of common stock of MKEI, provided, however, that no shares of the Company shall be allotted to the shares of MKEI held by the Company.

Bill No. 7:

To approve the Share Exchange Agreement between the Company and Matsushita Graphic Communication Systems, Inc.:

The above bill was approved and passed as proposed, whereby Matsushita Graphic Communication Systems, Inc. (MGCS) shall become a wholly-owned subsidiary of the Company, effective October 1, 2002. Upon the share exchange, the Company shall issue shares to shareholders of MGCS at the ratio of 0.538 shares of common stock of the Company per each share of common stock of MGCS, provided, however, that no shares of the Company shall be allotted to the shares of MGCS held by the Company.

Bill No. 8:

To approve the repurchase of the Company's own shares:

The above bill was approved and passed as proposed, whereby the Company, in order to flexibly implement capital management in response to changes in the business environment, may repurchase its own shares, with the following conditions: The maximum number of shares purchasable in aggregate shall be 180 million shares, the amount in aggregate that can be spent for the share purchase shall be up to 300 billion yen, and the purchase period shall be until the closing of the next ordinary general meeting of shareholders.

Bill No. 9:

To elect 15 directors:

Messrs. Yoichi Morishita, Kazuo Toda, Yukio Shohtoku, Takami Sano, Susumu Koike, Fumio Ohtsubo, Haruo Ueno, Josei Ito, Toshio Morikawa, Hiroaki Enomoto, Tetsuya Kawakami, Hideaki Iwatani, Yoshitaka Hayashi, Toshihiro Sakamoto and Masaharu Matsushita were re-elected. They all accepted and assumed office as directors. Of these directors, Josei Ito and Toshio Morikawa are qualified as outside directors provided by Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Bill No. 10:

To issue stock acquisition rights as stock option:

The above bill was approved and passed as proposed, whereby stock acquisition rights as stock option shall be issued to 27 board directors and 8 select senior executives of the Company for the purpose of providing incentive to such directors and employees of the company, and raising their morale, to help enhance the company's corporate value, with the condition that the number of stock acquisition rights to be issued shall be up to 130 (1,000 shares of common stock per each right, for a total of up to 130,000 shares of common stock of the Company in aggregate).

Bill No. 11:

To grant retirement allowances to retiring directors for their meritorious service:

The above bill was approved and passed as proposed, whereby retirement allowances will be granted to Mr. Kazuhiko Sugiyama, who retired as director, as well as to Messers. Toru Ishida and Tameshige Hirata, who resigned as directors, to reward them for their meritorious service while in office, in respective amounts within a specified range according to the Company's standards. The decision as to the exact amounts to be granted and the time and method of payment has been entrusted to the Board of Directors.

Yours very truly,

Kunio Nakamura
President and Director
Matsushita Electric Industrial Co., Ltd.

FOR IMMEDIATE RELEASE

Matsushita Comments on Media Report about the Company's Consolidated Financial Results Forecast for First Quarter Fiscal 2003

Osaka, Japan, June 18, 2002 -- Forecasts for Matsushita Electric Industrial Co., Ltd. (NYSE: MC) (Matsushita) consolidated financial results for the first quarter of the year ending March 31, 2003 (fiscal 2003) were reported today (June 18, 2002) by the Nihon Keizai Shimbun.

Specifically, the references to a 5% increase in net sales from the same period a year ago to 1,760 billion yen, and an operating profit of 10 billion yen are based on conjecture by the media, and not on any official announcements by Matsushita.

The Company currently intends to announce consolidated first quarter results for fiscal 2003 in late July 2002.

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

- more -

Disclaimer Regarding Forward-Looking Statements

This press release includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to: economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the share exchanges with five subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group's financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies, or accounting rules.

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

###

FOR IMMEDIATE RELEASE

Matsushita Revises Fiscal First Half Parent-alone Earnings Forecast Upward

- To Reflect Exemption Granted from a Portion of Pension Obligations -

Osaka, Japan, June 27, 2002 – Matsushita Electric Industrial Co., Ltd. (NYSE: MC) today announced an upward revision of its earlier forecast, made on April 26, 2002, for non-consolidated (parent company alone) first half earnings for the current fiscal year, ending March 31, 2003 (fiscal 2003). The revision reflects approval recently obtained from Japan's Ministry of Health, Labour and Welfare (the Ministry) for exemption from the future benefit obligation with respect to the portion that the company operates for the Government (the so-called "substitutional portion"), related to social security tax calculated in accordance with the Welfare Pension Insurance Law, of the Matsushita Electric Welfare Pension Funds. Regarding the substitutional portion, Matsushita Electric Welfare Pension Funds had applied for the aforementioned exemption with the Ministry, following the enactment in April 2002 of the new law concerning the defined benefit pension plans in Japan, for which approval has been granted.

As a result of this approval, Matsushita recognizes a one-time gain before taxes of approximately 38 billion yen as a non-recurring profit on a parent company alone basis for the first half of fiscal 2003. Accordingly, the company today revised its previous forecast for a parent-alone net income of 10 billion yen, to approximately 30 billion yen for the fiscal first half. Since today's revision reflects only the above-mentioned pension program change, the company maintained its earlier six-month forecasts for parent-alone sales and recurring profit of 1,990 billion yen and 13 billion yen, respectively.

Meanwhile, Matsushita has not revised its forecasts of consolidated financial results, which the company prepares in conformity with U.S. generally accepted accounting principles. Under U.S. GAAP, the relevant one-time profit may be recognized only on the settlement of the substitutional portion when the company returns the past benefit obligation to the Government, which Matsushita currently expects to occur during the year ending March 31, 2004.

- more -

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to: economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the share exchanges with five subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group's financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies, or accounting rules.

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

###

FOR IMMEDIATE RELEASE

Stock Acquisition Rights Proposal Approved at Shareholders' Meeting

Osaka, Japan, June 27, 2002 — As announced on May 20, 2002, Matsushita Electric Industrial Co., Ltd. (NYSE: MC) today submitted a proposal at the ordinary general meeting of shareholders regarding the issue of stock acquisition rights as stock options, pursuant to the provisions of Article 280-20 and Article 280-21 of the Japanese Commercial Code, as amended. The proposal was approved and passed as proposed by shareholders, upon which the Board of Directors adopted resolutions at its meeting, also held today, regarding the conditions for the issue of stock acquisition rights.

The details of the conditions are as follows:

1. Date of issue of stock acquisition rights:
   To be issued July 15, 2002.

2. Total number of stock acquisition rights to be issued:
   116 stock acquisition rights (1,000 shares of common stock each).

3. Issue price of each stock acquisition right:
   Nil.

4. Class and number of shares which will be acquired upon exercise of stock acquisition rights:
   116,000 shares in aggregate of the company's common stock.

5. The amount to be paid upon exercise of each stock acquisition right:
   To be determined on July 15, 2002.

6. Total amount of the company's common stock to be issued or transferred as a result of exercise of stock acquisition rights:
   To be determined on July 15, 2002.

7. Period during which stock acquisition rights are exercisable:
   July 1, 2004 through June 30, 2008.

8. Issue of stock acquisition rights certificates:

- more -

Stock acquisition rights certificates shall be issued only at the request of holders of stock acquisition rights.

9. Amount, to be transferred to stated capital, out of the issue price of the shares to be issued upon exercise of stock acquisition rights:
One half of the issue price of a share, if issued, is transferred to stated capital.

10. Number of persons to whom stock acquisition rights will be offered:
Directors of the company and select senior executives, totaling 35 persons.

[Reference]

1) Date on which Board of Directors resolved to submit a proposal at the ordinary general meeting of shareholders regarding the issue of stock acquisition rights:
May 20, 2002.
2) Date of approval at the ordinary general meeting of shareholders:
June 27, 2002.

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

###